Exhibit 5.11
ArvinMeritor, Inc.
2135 West Maple Road
Troy, MI 48084
Ladies and Gentlemen:
     As special Nevada counsel for ArvinMeritor, Inc., a Nevada corporation (the “Nevada Guarantor”), we have been requested to render an opinion for that certain Underwriting Agreement dated February 26, 2010 between ArvinMeritor, Inc., an Indiana corporation (the “Company”) and the Guarantors, on the one hand, and Banc of America Securities LLC and J.P. Morgan Securities Inc. for themselves and as Representatives of the other Underwriters named in Schedule A thereto (together with the Representative, the “Underwriters”), on the other hand (the “Agreement”).
     The Company is issuing and selling to the Underwriters an aggregate of $250,000,000 aggregate principal amount of its 10.625% Notes due 2018 (the “Notes”). The Notes are being issued pursuant to an indenture dated as of April 1, 1998 (the “Base Indenture”), among the Company and The Bank of New York Mellon Trust Company as successor to The Chase Manhattan Bank, as trustee (the “Trustee”), as supplemented as of July 7, 2000, July 6, 2004 and June 23, 2006 and an additional supplemental indenture to be executed on the Closing Date (collectively the “Supplemental Indentures” and together with the Base Indenture, the “Indenture”). All capitalized terms not defined herein shall have the same definitions as those ascribed to them in the Agreement or, if not defined therein, in the Indenture.
     We have examined:
RENO OFFICE: 1100 BANK OF AMERICA PLAZA, 50 WEST LIBERTY STREET • RENO, NEVADA 89501 • (775) 788-8666 • FAX (775) 788-8682
CARSON CITY OFFICE: 410 SOUTH CARSON STREET • CARSON CITY, NEVADA 89701 • (775) 851-2115 • FAX (775) 841-2119

     LIONEL SAWYER & COLLINS
          ATTORNEYS AT LAW
ArvinMeritor, Inc.
March 3, 2010

a.	Agreement;

b.	the Indenture;

c.	the Notes;

d.	the form of the Guarantee to be signed by the Nevada Guarantor;

e.	Articles of Incorporation for the Nevada Guarantor certified by the Nevada Secretary of State;

f.	Good Standing Certificate for Nevada Guarantor from the Nevada Secretary of State;

g.	Resolutions of the Board of Directors of the Nevada Guarantor certified by an officer of the Company;

h.	Bylaws for the Nevada Guarantor certified by an officer of the Company; and
     We have not reviewed, and express no opinion as to, any instrument or agreement referred to or incorporated by reference in the foregoing documents.
     We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to originals of all copies of all documents submitted to us. We have relied upon the certificates of all public officials and corporate officers with respect to the accuracy of all matters contained therein.
     Based on the foregoing and subject to the following we are of the opinion that the Nevada Guarantor has the corporate authority to execute and deliver its Guarantee.
     We express no opinion as to the laws of any jurisdiction other than the State of Nevada.
     We hereby consent to the filing of this opinion letter as Exhibit to a Current Report on Form 8-K to be filed by the Company. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.
Very truly yours,
/s/ Lionel Sawyer & Collins
Lionel Sawyer & Collins